# Firm Business Locations

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on January 02, 2026

NFA ID 0503705 NATIONAL BANK OF CANADA
Submitted by CHRISTINA CIAFFONE (CIAFFONEC3)

## Business Information

| | |
|---|---|
| Street Address 1 | NATIONAL BANK PLACE |
| Street Address 2 | 800 SAINT-JACQUES STREET |
| City | MONTREAL |
| Province | QUEBEC |
| Zip/Postal Code | H3C 1A3 |
| Country | CANADA |
| Phone Number | 3474432424 |
| Fax Number | Not provided |
| Email | CCIAFFONE@NBF-US.COM |
| Website/URL | WWW.NBC.CA |
| CRD/IARD ID | Not provided |

## Location of Business Records

| | |
|---|---|
| Street Address 1 | NATIONAL BANK PLACE |
| Street Address 2 | 800 SAINT-JACQUES STREET |
| City | MONTRÉAL |
| Province | QUEBEC |
| Zip/Postal Code | H3C 1A3 |
| Country | CANADA |

## Registration Contact Information

| | |
|---|---|
| First Name | CHRISTINA |
| Last Name | CIAFFONE |
| Title | DIRECTOR SWAP DEALER COMPLIANCE NBC |
| Street Address 1 | 65, EAST 55TH STREET |
| Street Address 2 | 8TH FLOOR |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10022 |
| Country | UNITED STATES |
| Phone | 3474432424 |
| Email | CCIAFFONE@NBF-US.COM |

## Enforcement/Compliance Communication Contact Information

| | |
|---|---|
| First Name | CHRISTINA |
| Last Name | CIAFFONE |
| Title | DIRECTOR OF SWAP DEALER COMPLIANCE |
| Street Address 1 | 65 EAST 55TH STREET |
| Street Address 2 | 8TH FLOOR |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10022 |
| Country | UNITED STATES |
| Phone | 3474432424 |
| Email | CCIAFFONE@NBF-US.COM |

| | |
|---|---|
| First Name | NINA |
| Last Name | SHULEPINA |
| Title | DIRECTOR SWAP DEALER COMPLIANCE |
| Street Address 1 | 65 EAST 55TH STREET |
| Street Address 2 | 8TH FLOOR |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10022 |
| Country | UNITED STATES |
| Phone | 9297362669 |
| Email | NINA.SHULEPINA@NBF-US.COM |

## Membership Contact Information

Membership Contact
First Name                          NINA
Last Name                           SHULEPINA
Title                               DIRECTOR SWAP DEALER COMPLIANCE
Street Address 1                    65, EAST 55TH STREET
Street Address 2                    8TH FLOOR
City                                NEW YORK
State (United States only)          NEW YORK
Zip/Postal Code                     10022
Country                             UNITED STATES
Phone                               9297362669
Email                               NINA.SHULEPINA@NBF-US.COM

Accounting Contact
First Name                          FRANK
Last Name                           MANISCALCO
Title                               DIRECTEUR PRINCIPALE
Street Address 1                    NATIONAL BANK PLACE
Street Address 2                    800 SAINT-JACQUES STREET
City                                MONTREAL
Province                            QUEBEC
Zip/Postal Code                     H3C 1A3
Country                             CANADA
Phone                               +1.514.412.2572
Email                               FRANK.MANISCALCO@BNC.CA

Arbitration Contact

| | |
|---|---|
| First Name | CHRISTINA |
| Last Name | CIAFFONE |
| Title | SENIOR DIRECTOR SWAP DEALER COMPLIANCE |
| Street Address 1 | 65 EAST 55TH STREET |
| Street Address 2 | 8TH FLOOR |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10022 |
| Country | UNITED STATES |
| Phone | 3474432424 |
| Email | CCIAFFONE@NBF-US.COM |

Compliance Contact

| | |
|---|---|
| First Name | NINA |
| Last Name | SHULEPINA |
| Title | DIRECTOR SWAP DEALER COMPLIANCE |
| Street Address 1 | 65 EAST 55TH STREET |
| Street Address 2 | 8TH FLOOR |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10022 |
| Country | UNITED STATES |
| Phone | 9297362669 |
| Email | NINA.SHULEPINA@NBF-US.COM |

Chief Compliance Officer Contact

| | |
|---|---|
| First Name | CHRISTINA |
| Last Name | CIAFFONE |
| Title | SENIOR DIRECTOR SWAP DEALER COMPLIANCE |
| Street Address 1 | 65 EAST 55TH STREET |
| Street Address 2 | 8TH FLOOR |
| City | NEW YORK |
| State (United States only) | NEW YORK |
| Zip/Postal Code | 10022 |
| Country | UNITED STATES |
| Phone | 3474432424 |
| Email | CCIAFFONE@NBF-US.COM |

## Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.